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07026812

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Materials

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

SEP 2 6 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 02842

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/20/07

6-30-07
AR/S

ASIA FIBER PUBLIC COMPANY LIMITED
FINANCIAL STATEMENTS AND AUDITOR'S REPORT
JULY 1, 2006 TO JUNE 30, 2007

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Report

To the Shareholders and Board of Directors of Asia Fiber Public Company Limited

I have audited the balance sheet of Asia Fiber Public Company Limited as at June 30, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. The management of the Company is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Asia Fiber Public Company Limited for the year ended June 30, 2006, which are presented herewith for comparative purposes, were audited by another auditor whose report dated August 15, 2006, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778
Bunchikij Co., Ltd.

Bangkok
August 28, 2007

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟกซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT JUNE 30, 2007 AND 2006

Unit : Baht

ASSETS

	Notes	2007	2006
CURRENT ASSETS			
Cash and cash equivalents	5	76,523,643	57,430,551
Trade accounts and notes receivable, net			
- Related companies	4	55,646,950	56,277,666
- Other companies	6	155,240,038	191,960,429
Inventories, net	7	310,659,380	400,774,104
Inventories in transit		3,682,974	2,569,951
Other current assets		14,818,025	26,456,346
Total Current Assets		616,571,010	735,469,047
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	8	-	-
Investment in common shares of other company (general investment) - at cost	9	500,000	500,000
Property, plant and equipment, net	10, 11	442,755,305	484,372,013
Other non-current assets		531,101	512,293
Total Non-Current Assets		443,786,406	485,384,306
TOTAL ASSETS		1,060,357,416	1,220,853,353

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2007 AND 2006

Unit : Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	2007	2006
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	10, 11	30,012,250	160,000,000
Trade account payables		38,737,292	46,395,899
Other current liabilities		43,265,763	38,936,668
Total Current Liabilities		112,015,305	245,332,567
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital,			
100,000,000 Ordinary shares of Baht 10 each,		1,000,000,000	1,000,000,000
- Issued and paid-up share capital,			
45,574,266 Ordinary shares of Baht 10 each,	12	455,742,660	455,742,660
Premium on share capital		369,500,000	369,500,000
Revaluation increment in land	10	247,992,763	247,992,763
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve	13	16,247,500	16,247,500
- General reserve		1,357,626	1,357,626
Deficit		(142,498,438)	(115,319,763)
Shareholders' Equity, Net		948,342,111	975,520,786
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,060,357,416	1,220,853,353

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Notes	2007	2006
REVENUES			
Net sales	4	1,708,970,499	1,436,139,486
Service income		11,378,660	4,105,115
Other income	4	35,286,736	33,646,288
Total Revenues		1,755,635,895	1,473,890,889
EXPENSES			
Cost of sales		1,697,932,876	1,435,965,153
Cost of services		9,259,343	2,540,370
Selling and administrative expenses		68,374,921	62,506,415
Directors' remuneration		1,034,400	1,024,400
Allowance for doubtful accounts, net	4, 6	-	43,134,455
Total Expenses		1,776,601,540	1,545,170,793
Loss before Interest Expense		(20,965,645)	(71,279,904)
Interest Expense		(6,213,030)	(7,420,945)
NET LOSS		(27,178,675)	(78,700,849)
Basic Loss per Share	3.13	(0.60)	(1.73)
Weighted Average Number of Ordinary Shares	(Shares)	45,574,266	45,573,225

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

					Retained Earnings			
					Appropriated for			
	Note	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Net
Balance as at July 1, 2005		455,724,980	369,500,000	247,992,763	16,247,500	1,357,626	(36,618,914)	1,054,203,955
Increase in share capital	**12**	17,680	-	-	-	-	-	17,680
Net loss for the year ended June 30, 2006		-	-	-	-	-	(78,700,849)	(78,700,849)
Balance as at June 30, 2006		455,742,660	369,500,000	247,992,763	16,247,500	1,357,626	(115,319,763)	975,520,786
Net loss for the year ended June 30, 2007		-	-	-	-	-	(27,178,675)	(27,178,675)
Balance as at June 30, 2007		455,742,660	369,500,000	247,992,763	16,247,500	1,357,626	(142,498,438)	948,342,111

Notes to financial statements are an integral part of these statements.

บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Notes	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss		(27,178,675)	(78,700,849)
Adjustments to reconcile net loss to net cash provided by operating activities			
(Reversal of) allowance for doubtful accounts, net		(2,119,745)	43,134,455
Allowance for decline in value of inventories		500,000	-
(Reversal of) allowance for slow-moving spare parts for machinery, net		411,463	(659,515)
Depreciation		42,466,679	46,534,180
Gain on disposal of fixed assets		(303,739)	(732,071)
Disposal of spare parts for machinery		886,134	2,939,872
Unrealized loss on foreign exchange, net		60,680	204,163
Decrease (Increase) in Operating Assets:			
Trade accounts and notes receivable		39,410,172	(22,715,844)
Inventories		88,859,534	94,349,325
Inventories in transit		(1,113,023)	87,779,823
Other current assets		11,638,321	(8,474,250)
Other non-current assets		(18,808)	8,100
Increase (Decrease) in Operating Liabilities:			
Trade account payables		(7,658,607)	3,702,373
Other current liabilities		4,329,095	2,831,377
Net Cash Provided by Operating Activities		150,169,481	170,201,139
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash proceeds from disposal of fixed assets		303,750	732,113
Purchases of fixed assets		(1,392,389)	(41,090,360)
Net Cash Used in Investing Activities		(1,088,639)	(40,358,247)

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Notes	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:			
Decrease in bank overdrafts and short-term loans from financial institutions		(129,987,750)	(112,965,660)
Cash proceeds from increase in share capital		-	17,680
Net Cash Used in Financing Activities		(129,987,750)	(112,947,980)
NET INCREASE IN CASH AND CASH EQUIVALENTS		19,093,092	16,894,912
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		57,430,551	40,535,639
CASH AND CASH EQUIVALENTS AT END OF YEAR		76,523,643	57,430,551
Additional Cash Flow Information:			
Cash payments during the year for:			
- Interest expense		7,144,967	6,593,203
- Withholding income tax deducted at sources		244,124	142,595

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements

As at June 30, 2007 and 2006

1. GENERAL INFORMATION

1.1 Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The Company is engaged in manufacturing of nylon products.

1.2 The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.3 The number and cost of employees

		2007	2006
The number of employees	(People)	995	944
The cost of employees	(Million Baht)	164.2	168.5

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1 The financial statements have been prepared in accordance with Thai Generally Accepted Accounting Standards, which has been issued under the Accounting Profession Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

2.2 The measurement basis used in preparing the financial statements is that the other than those disclosed in notes to the financial statements, the financial statements are prepared on the historical cost basis.

2.3 For convenience of the readers, an English translation of financial statements has been prepared from the statutory Thai language financial statements, which are issued for domestic financial reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue Recognition

Revenue from the sale of goods is recognized in the statements of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.

Other income is recognized on an accrual basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.2 Cash and Cash Equivalents

Cash and cash equivalents mean cash on hand and deposits at financial institutions which the due-date are not over three months at financial institutions and which are not restricted in their uses.

3.3 Allowance for Doubtful Accounts

Trade accounts and notes receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

3.4 Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

3.5 Investments in Common Shares

Investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero. The Company will resume applying the equity method only after the associated company subsequently report net profit, and its share of net profit exceeds the share of net losses not recognized during the period the equity method was suspended. If the Company has incurred obligations to the associated company or to satisfy obligations of the said associated company that the Company has guaranteed or otherwise committed, the Company will continue to recognize its shares of losses of the associated company.

The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed. The cost of investment disposed during the year is determined by the weighted average method.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.6 Property, Plant and Equipment and Depreciation

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

3.7 Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.8 Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

3.9 Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

3.10 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.11 Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.12 Income Tax

The provision for income tax is based on the amount payable according to the Revenue Code. However, the Company has no income tax payable for the years 2007 and 2006 because of loss from operations.

3.13 Basic Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the years.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through ordinary shareholders and/or directorships. Those significant transactions with related companies as included in the financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at June 30, 2007 and 2006, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

As at June 30, 2007 and 2006, trade accounts and notes receivables from related companies consisted of:

Unit : Thousand Baht

	2006	Increase	Decrease	2007
Thai Far East Co., Ltd.	107,656	996	1,698	106,954
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Asia Garment Co., Ltd.	101	510	377	234
Thai Sewing Industrial Co., Ltd.	197	1,670	1,732	135
Thai Industries Development Co., Ltd.	-	670	670	-
Total	127,278	3,846	4,477	126,647
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	56,278			55,647

The aging analysis of the above trade accounts and notes receivable from related companies as at June 30, 2007 and 2006 are as follows:

Unit : Thousand Baht

	2007	2006
Current to 3 months	489	711
Over 3 months to 6 months	64	118
Over 6 months to 12 months	732	1,335
Over 12 months	125,362	125,114
Total	126,647	127,278
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	55,647	56,278

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

As at June 30, 2007 and 2006, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.1 million and Baht 126.4 million, respectively (the outstanding balances from these companies as at June 30, 2007 and 2006 totalling Baht 126.3 million and Baht 127.0 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million as at June 30, 2007 and 2006. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in the normal course of business.

The transactions with the related companies which included in the statements of income for each of the years ended June 30, 2007 and 2006 are as follows:

Unit : Thousand Baht

	Policy of Pricing	2007	2006
Net sales	Market Price	3,594	3,660
Interest income			
(on delay payment from customers)	Negotiated Agreement	2,889	2,909

5. CASH AND CASH EQUIVALENTS

Unit : Thousand Baht

	2007	2006
Cash	402	331
Cash at banks - current a/c	1,691	45,394
Cash at banks - saving a/c	74,431	11,706
Total	76,524	57,431

6. TRADE ACCOUNTS AND NOTES RECEIVABLE - OTHER COMPANIES, NET

The aging analysis of trade accounts and notes receivable - other companies as at June 30, 2007 and 2006 are as follows:

Unit : Thousand Baht

	2007	2006
Current to 3 months	163,661	200,755
Over 3 months to 6 months	49	-
Over 6 months to 12 months	-	17
Over 12 months	2,143	3,921
Total	165,853	204,693
Less allowance for doubtful accounts	(10,613)	(12,733)
Net	155,240	191,960

As at June 30, 2007 and 2006, the allowance for doubtful accounts amounted to Baht 10.6 million and Baht 12.7 million, respectively. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

7. INVENTORIES, NET

Unit : Thousand Baht

	2007	2006
Finished goods	165,621	237,325
Work in process	117,815	93,386
Raw materials	18,547	60,351
Spare parts and factory supplies	12,169	11,950
Total	314,152	403,012
Less allowance for decline in value of inventories	(2,000)	(1,500)
allowance for slow-moving spare parts and factory supplies	(1,493)	(738)
Net	310,659	400,774

8. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
2007						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
2006						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

9. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	2007	2006
Thai Caprolactum Public Company Limited		
(Paid-up capital of Baht 8,576.4 million)	500	500

10. PROPERTY, PLANT AND EQUIPMENT, NET

Unit : Thousand Baht

	Jun. 30, 2006	Increase	Decrease	Jun. 30, 2007
At Appraised Value				
Land and improvements	263,000	-	-	263,000
At Cost				
Buildings and improvements	378,646	138	-	378,784
Machinery and equipment	2,064,943	1,147	2,780	2,063,310
Spare parts for machinery	54,941	-	886	54,055
Furniture, fixtures and				
office equipment	14,559	108	19	14,648
Vehicles	5,252	-	-	5,252
Total	2,781,341	1,393	3,685	2,779,049
Accumulated Depreciation				
Buildings and improvements	313,248	13,338	-	326,586
Machinery and equipment	1,955,812	28,542	2,780	1,981,574
Furniture, fixtures and				
office equipment	14,102	205	19	14,288
Vehicles	4,087	382	-	4,469
Total	2,287,249	42,467	2,799	2,326,917
Less allowance for slow-moving				
spare parts for machinery	9,720	-	343	9,377
Net	484,372			442,755
Depreciation	46,534			42,467

10. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

The Company appraised its land by following Accounting Standard No. 32 issued by the Federation of Accounting Professions Under The Royal Patronage Of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at June 30, 2007 and 2006, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at June 30, 2007 and 2006, certain fixed assets with

a) The original costs totalling Baht 2,017.0 million and Baht 1,953.7 million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 331.0 million and Baht 347.8 million, respectively, are mortgaged/pledged as collateral for credit facilities with financial institutions as discussed in Note 11.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	2007	2006
Bank overdrafts	12	-
Short-term loans		
(interest rate at 5.08% p.a. as at June 30, 2007		
and 5.93% p.a. to 6.20% p.a. as at June 30, 2006)	30,000	160,000
Total	30,012	160,000

As at June 30, 2007 and 2006, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 10.

Short-term loans of Baht 30.0 million and Baht 160.0 million as at June 30, 2007 and 2006, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 10.

12. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing ordinary shares of 18,600,000 shares and warrants to purchase ordinary shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 ordinary share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase ordinary shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 ordinary shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase ordinary shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 ordinary shares, 80 ordinary shares and 1,768 ordinary shares, respectively, at the price of Baht 10 per share.

13. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

14. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk. As at June 30, 2007, the unhedged foreign currency receivables amounted to U.S. Dollars 1.36 million and Pound Sterling 0.02 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivables and payable, and bank overdrafts and short-term loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

14. DISCLOSURE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments (continued)

Investments in ordinary shares of associated companies and other company, for which there is no quoted market prices; a reasonable estimate of fair value, which has been calculated based on the underlying net asset base for such investment, approximates its carrying value.

15. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2007 (Unit : Thousand Baht)		
	Local	Export	Total
Net sales	900,838	808,132	1,708,970
Services income	11,379	-	11,379
Total	912,217	808,132	1,720,349
Cost of sales	837,671	860,262	1,697,933
Cost of services	9,259	-	9,259
Total	846,930	860,262	1,707,192
Gross profit (loss)	65,287	(52,130)	13,157
Other income			35,286
Selling and administrative expenses			(69,409)
Interest expense			(6,213)
Net loss			(27,179)
Property, plant and equipment, net			442,755
Others			617,602
Total assets			1,060,357

15. SEGMENTATION OF BUSINESS (CONTINUED)

	For the year ended June 30, 2006 (Unit : Thousand Baht)		
	Local	Export	Total
Net sales	723,552	712,587	1,436,139
Services income	4,105	-	4,105
Total	727,657	712,587	1,440,244
Cost of sales	706,831	729,134	1,435,965
Cost of services	2,540	-	2,540
Total	709,371	729,134	1,438,505
Gross profit (loss)	18,286	(16,547)	1,739
Other income			33,646
Selling and administrative expenses			(63,531)
Allowance for doubtful accounts, net			(43,134)
Interest expense			(7,421)
Net loss			(78,701)
Property, plant and equipment, net			484,372
Others			736,481
Total assets			1,220,853

16. COMMITMENTS

As at June 30, 2007, the Company had letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1.0 million.

17. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorised for issue on August 28, 2007, by the authorised directors.

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

OPERATING RESULTS 2006/2007
ENDED JUNE 30, 2007

The results for the fiscal year 2006/2007 ending on June 30,2007 shows a net loss of 27.18 million Baht, or 0.60 Baht per share, while the corresponding results of previous year showed a net loss of 78.7 million Baht, or 1.73 Baht per share, an improvement of 51.52 million Baht or 65.46%. The main reasons are as followed

1. There was a net provision for bad debt of 43.65 million Baht last year while there is none this year.
2. Net sales increased from 1440.24 million Baht last year to 1720.35 million Baht this year, an increase of 280.11 million Baht or 19.45%. Domestic sales increased from 727.66 million Baht last year to 912.22 million Baht this year, an increase of 184.56 million Baht or 25.36%. Export sales increased from 712.59 million Baht last year to 808.13 million Baht this year, an increase of 95.54 million Baht or 13.41%. Domestic to Export ratio this year is 53 to 47.
3. Gross profit this year increased from 1.74 million Baht (gross margin 0.12) last year to 13.16 million Baht (gross margin 0.76) this year, an increase of 11.43 million Baht or 656.55%
4. Other income increased from 33.65 million Baht last year to 35.29 million Baht this year, an increase of 1.64 million Baht or 4.88%.
5. Interest expense decreased from 7.42 million Baht last year to 6.21 million Baht this year, a decrease of 1.21 million Baht or 16.28% as loans were gradually repaid by cash flows generated from export income which has shorter collection period.

On the other hand, selling and administration expense increased from 63.53 million last year to 69.41 million Baht this year, an increase of 5.88 million Baht or 9.26%.

ASIA FIBER PUBLIC COMPANY LIMITED ....

(Mr.Chen Namchaisiri)

President

AFC

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

Report on Summarizing Results for a Listed Company (F45-1)

ASIA FIBER PUBLIC CO., LTD.

	Audited Ending June 30, 2007 (In Thousands)	
	Year 2007	2006
Net profit (loss)	(27,178)	(78,701)
EPS (baht)	(0.60)	(1.73)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

END